Suffolk Bancorp

4 West Second Street

P.O. Box 9000

Riverhead, New York 11901

September 21, 2010

VIA EDGAR

Mark Webb, Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Suffolk Bancorp
Annual Report on Form 10-K for the fiscal year ended December 31, 2009 Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 File No. 000-13580

Dear Mr. Webb:

This letter is in reference to your letter dated September 17, 2010 containing comments of the staff of the Division of Corporation Finance on the Form 10-K and Form 10-Q of Suffolk Bancorp (the “Company”) described above.

Pursuant to my telephone call on September 21 with your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with your office, the Company anticipates responding to the comments contained in the September 17 letter on or before October 17, 2010.

Please feel free to contact me if you have any questions.

Sincerely,

/s/ Douglas Ian Shaw
Douglas Ian Shaw
Senior Vice President and Corporate Secretary